UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

XODTEC GROUP USA, INC.
(Name of Issuer)

COMMON STOCK, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number)

Yao Ting Su
Room 501 A, 5th Floor, No. 131, Sung Chang Road
Chung Shang District, Taipei City, Taiwan
____________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

September 9, 2008
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ྑ.

SCHEDULE 13D

1.	NAMES OF REPORTING PERSON.
Yao-ting Su

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Taiwan

	7.	SOLE VOTING POWER
NUMBER		0
OF SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED		100,000 *
BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10.	SHARED DISPOSITIVE POWER
		100,000 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000 *

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% *

14.	TYPE OF REPORTING PERSON
IN

* See Item 5.

ITEM 1. SECURITY AND ISSUER.

The class of equity security to which this Schedule 13D relates is common stock, par value $0.001, of Xodtec Group USA, Inc., a Delaware corporation (“we” or the “Company”), with its address located at Room 501 A, 5th Floor, No. 131, Sung Chang Road, Chung Shang District, Taipei City, Taiwan.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(f)  This statement is being filed on behalf of the following (collectively, the “Reporting Person”): Yao-ting Su, an individual.

Set forth below is certain information relating to the Reporting Person:

Yao-ting Su is a citizen of Taiwan.  His business address is Room 501 A, 5th Floor, No. 131, Sung Chang Road, Chung Shang District, Taipei City, Taiwan.  Mr. Su is the CEO of Xodtec.

During the last five years, Mr. Su has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person indirectly holds through his beneficial ownership of Xodtec, Inc., in the aggregate, 100,000 shares, including 90,000 shares of common stock and 10,000 shares of common stock upon exercise of a stock option at $2.50 per share on or before December 8, 2008. The aggregate purchase price of the shares purchased by the Reporting Person collectively was $5,000 (the “Purchase Price”). In addition, the Reporting Person paid additional $30,000 for all the outstanding liabilities of the Issuer (the “Liability Payment”) in connection with the Agreement as disclosed on the Issuer’s Current Report Form 8-K filed on September 12, 2008 (collectively, the “Payment”). The source of funding for the purchase of 90,000 shares was the general working capital of Xodtec.

Melanie Singer, former President, CEO, CFO and Chairman of the Board of Directors of the Issuer, was the beneficial owner of 100,000 shares representing 100% of the issued and outstanding shares of the Issuer. As previously disclosed in the current report Form 8-K filed on September 12, 2008, on September 9, 2008, Mr. Singer entered into a stock purchase and option agreement (the “Agreement”) with Xodtec. As consideration, Xodtec paid to Mr. Singer an aggregate of $35,000, including $5,000 Purchase Price and $30,000 Liability Payment, at the closing of the transaction. Pursuant to the terms of the Agreement, Xodtec was granted an option to purchase 10,000 shares of common stock at exercise price of $2.50 per share on or before December 8, 2008.

ITEM 4. PURPOSE OF TRANSACTION

The 90,000 shares, representing 90% of the Issuer’s issued and outstanding common stock, were acquired by Xodtec for an aggregate Payment of $35,000. As additional consideration, Xodtec was granted an option to purchase 10,000 shares of common stock at exercise price of $2.50 on or before December 8, 2008. The Reporting Person acquired these shares for investment purpose.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
Based on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on September 8, 2008, there were 100,000 shares of the issued and outstanding common stock as of September 12, 2008. Therefore, the 90,000 shares of common stock beneficially owned by the Reporting Person represent 90% of the shares of the issued and outstanding common stock of the Issuer.

(b)
Mr. Yao-ting Su, as the Chief Executive Officer of Xodtec, may be deemed to have the shared voting and dispositive power to the 90,000 shares and has the option for the purchase 10,000 shares of common stock upon exercise of a stock option at $2.50 per share on or before December 8, 2008.

(c)
As previously disclosed on the Current Report Form 8-K filed on September 12, 2008, pursuant to a stock purchase agreement, Xodtec acquired 90,000 shares of the issued and outstanding common stock of the Issuer and was granted a right to purchase 10,000 shares of common stock upon exercise of a stock option at $2.50 per share on or before December 8, 2008.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock set forth above.

(e)	No applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements as described in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of any Reporting Person, have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description

1
Stock Purchase and Option Agreement by and between Melanie Singer and Xodtec, Inc. dated September 9, 2008. (Incorporated as Exhibit 10.1 filed in the Current Report Form 8-K as of September 12, 2008.)

2	Debt Cancellation Agreement (Incorporated as Exhibit 10.2 filed in the Current Report Form 8-K as of September 12, 2008.)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: September 12, 2008

Yao-ting Su

	By:	/s/ Yao-ting Su
Yao-ting Su